UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2005
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Business Restructuring Plans
Pioneer Announces Application for Delisting from Three Stock Exchanges
Pioneer Announces Partial Amendments to Second-Quarter and Semiannual Results for Fiscal 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
PIONEER CORPORATION

(Registrant)
Date: December 9, 2005

By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the followings:
1.	The announcement released by the Company to the press in Japan dated December 8, 2005, concerning its business restructuring plans.

2.	The announcement released by the Company to the press in Japan dated December 8, 2005, concerning the application for delisting from three stock exchanges.

3.	The announcement released by the Company to the press in Japan dated December 8, 2005, concerning the partial amendments to its consolidated second-quarter and semiannual business results, and non-consolidated semiannual business results, for the periods ended September 30, 2005.

For Immediate Release
December 8, 2005
Pioneer Announces Business Restructuring Plans
TOKYO — Pioneer Corporation today announced business restructuring plans, resolved at its board of directors’ meeting held today. The plans are as follows.
I.    Planned Business Restructuring
1.	Reforms for the Entire Pioneer Group

First of all, we will improve management efficiency through organizational restructuring. For the entire Company to operate optimally, we will dismantle the current “internal company” system as of January 1, 2006, and reorganize our Company into a two-department setup featuring the Home Entertainment Business Group and the Mobile Entertainment Business Group. All operations related to plasma displays, DVD products and home audio products will be integrated into the Home Entertainment Business Group. This setup will enable us to develop common platforms, products and functions across multiple product categories more swiftly and efficiently. Home Entertainment Business Group staff currently working at three locations will be consolidated at one location in Japan by around spring of 2007. This should increase productivity and encourage more effective inter-departmental integration. Dismantling the internal company system will help us to integrate some administrative and back office functions of the dismantled internal companies and centralize control from the head office to slim down our overall organization. Furthermore, our entire head office organization, particularly administrative and back office operations, will be reorganized by around April 2006.

As part of our efforts to reduce fixed costs for the entire group, we are consolidating our worldwide production sites from 40 to about 30, and in this regard, cutting about 2,000 employees, mostly at overseas production sites. We will continue optimizing our production layouts. R&D ratios must also be reduced. Our Company’s R&D expenses currently account for almost 8% of our consolidated net sales. We will try to lower the burden of R&D expenses by stepping up cooperation and alliances with other companies, thereby reducing the ratio of R&D expenses below 7%. Cost reduction will also apply to our overseas sales subsidiaries: we will continue to reexamine and reduce all expenses, including personnel costs. Furthermore, we will delist our shares from the New York Stock Exchange, Euronext Amsterdam and Osaka Securities Exchange, thereby reducing costs and clerical burdens. We will continue to list our shares on the Tokyo Stock Exchange.

Next, we will review the number of our employees. In line with our plan for integrating home entertainment business operations while consolidating work sites and headquarters functions, we began discussions on December 1 with the labor union over plans to readjust our employment levels by about 600 personnel at the employees of parent company as well as Pioneer Group companies in Japan, with the aim of reducing fixed costs on a consolidated basis by streamlining staffing. Labor and management are currently discussing pertinent details.

Lastly, we will reduce the number of directors/executive officers and salary cutback. In line with consolidating and streamlining our organization, we will review roles and responsibilities of directors and executive officers based on new business structure. Compensation of directors/executive officers was cut in January, and again in October, with the overall reduction totaling some 20 to 25%. Also, we have been reducing managers’ salaries since November.

2.	Restructuring of Display Businesses

We intend to remain in the plasma display business, as such displays will continue to play a vital role in our home entertainment business. However, we intend to minimize dependence on our OEM operations, as such sales volume is liable to fluctuate sharply, being the main cause of this fiscal year’s poor performance. From now on, we will focus on selling finished Pioneer brand products. Accordingly, we will review our panel production capacity, and for production lines that we are stopping will remain suspended into fiscal year 2007. We may suspend even more line operations, in accordance with market demands. Impairment losses of production facilities are recognized in the first half of this fiscal year. By optimizing the balance of our output and sales volume, we will minimize our prospective losses from this business. By optimizing the balance of our output and cost reduction, we will endeavor to lower our deficit from this business.

Plans for mass-producing active-matrix organic light-emitting diodes (OLEDs) will be discontinued, because we cannot anticipate profitability in this business. We will, however, continue R&D on active-matrix OLEDs, with the aim of benefiting from our patents related to them. We will withdraw from the thin film transistor (TFT) substrate business — which Tohoku Pioneer Corporation had been carrying out under the joint venture ELDis, Inc. — on the premise that ELDis has been dissolved. As for the passive-matrix display business, we will boost adoption of this display for use with our products, while at the same time propose new applications and focus on attracting new customers.

3.	Future Business Plans — Enhancing Profitability by Reorganizing Business Strategies

Mobile Entertainment Business — Strengthen business and expand profits

In our mobile entertainment business, we must enhance and expand the below three areas. While we will do our best to improve the profitability of our mobile entertainment business, we shall view this fiscal year’s operating income as the bottom line.

(1) Ensure profits by strengthening after-market car audio business

After-market car audios are the foundation of our mobile entertainment business revenue. In the medium term, it is crucial for us to maintain a dominant share in this market. Compared with developed countries such as Japan, the United States and Europe, other regions as typified by BRICs — Brazil, Russia, India and China — show strong growth. We will aggressively expand our sales in these developing markets, since Pioneer maintains a high brand image in these countries. In terms of products, more widespread music distribution and digital broadcasting will give us more ways to continue proposing new values, performances as only Pioneer can. We aim to raise Pioneer’s brand image, while steadily becoming more cost-competitive in order to secure high levels of profitability in coming years.

(2) Expand after-market car navigation system business

In Japan after-market of car navigation systems, we will firmly maintain our position as a top manufacturer enjoying the overwhelming support of customers. On the other hand, to expand future sales, we will aggressively develop overseas markets in which car navigation system ownership rates are still low. Overseas after-markets of car navigation systems, may finally be ready for a full-fledged launch. Overseas, Pioneer can use the same platforms that it developed for the domestic market by adapting them for local use, making product development more efficient and speedy. We will increase product variations to suit characteristics of each region, with the aim of expanding sales of overseas after-market car navigation systems. Recently, we have seen an increase in our investments in car navigation systems, particularly for software development. By promoting process reforms and shared development, we aim to enhance efficiency and profitability.

(3) Expand the OEM business

The OEM business is another pillar of our mobile entertainment business and we will strengthen programs to expand it. Specifically, we will reinforce business for expanding Japan’s car dealer option market. Moreover, in the assembly line genuine parts, we will expand our sales aggressively, and with respect to medium- and long-term projects, advanced development is already under way with multiple car manufacturers. We hope that these activities will drive sales for our mobile entertainment business. The growth of alliances with cars and on-road infrastructure may expand the car navigation market into the fields of ITS (Intelligent Transport Systems) and Telematics. As one of the top car electronics product manufacturers with its own hardware/software technologies, map of Japan content, and server business models, Pioneer aims to expand its business in these fields, focusing on the OEM business, with possibilities of business collaboration and tie-ups.

Home Entertainment Business — Reinforce business and improve profitability

By integrating our plasma display, DVD and home audio business lines into the Home Entertainment Business Group, we will establish a setup across product categories and move toward the following goals with speed and efficiency:
•	Demonstrate the brand power

•	Create new values through integration and systematization

•	Develop common platforms

•	Standardize core processes
At the same time, the advantages of integrating all our sites into one location will become more apparent, as core processes will be consolidated seamlessly from planning and development to sales and service.

(1) Efforts in plasma displays

As mentioned above, we will downsize OEM operations. From here on, we will focus more on finished Pioneer brand products, whose sales have been growing steadily worldwide, and seek to recover profitability.

Concerning our products, we will hone our advantages in high resolution panels, focusing on 50 inch full HD plasma displays with 1,920 x 1,080 pixels to be launched at an early stage next fiscal year. We will also reinforce collaboration with DVD recorders, AV amplifiers and speakers to innovate operation feasibility, product design, and sound field reproduction, introducing high quality home entertainment. By cutting fixed cost in this structural reform, and to set production capability in accordance with sales growth, we will rapidly reduce our deficit in this business. We project the plasma display market to rapidly grow in the high resolution XGA category, and that our business to recover its profitability even more in Fiscal 2008 ending March 31, 2008.

(2) Efforts in optical discs

In the DVD recorder business, prices of low-end products sold in Europe and the U.S. have been sharply falling. Therefore, we have already discontinued developing such low-end products on our own, and are concentrating our development resources on products featuring advanced technologies. In terms of LSIs and software development, we will aggressively promote tie-ups with other companies, introducing products quickly to the market, and push down development costs. Production of low-end DVD recorders and VCR-combo DVD recorders will be shifted to subcontractors, to improve profitability.

As for recordable DVD drives for personal computers (PCs), we will focus on slim drives for notebook PCs to deliver high added value. We are shifting core development to drives for Blu-ray Discs, whose sales are expected to grow dramatically from here onward.

We will continue to strengthen sales of DVD recorder drive units to non-Pioneer group companies. In the current fiscal year, we expect to supply 3 million such drive units, which account for roughly 20% of the worldwide recorder market. This volume includes the 1 million drive units supplied for our in-house use. We plan to double this figure to 6 million units next fiscal year, with the aim of capturing 30% of the world market. We have also been developing in new areas. This fiscal year, we developed a DVD recorder unit exclusively using 8 cm DVDs and began supplying it for use in DVD camcorders. We will expand market of the units for other use as well.

(3) Efforts in home audio business

The home audio business is where Pioneer began; it is an important business characterizing our brand image. If video content is to be increasingly viewed in high-definition, demand may grow for audio equipment of comparable quality. This presents us with another business opportunity.

Over the past few years, sales of our home audio business have continued to decline. However, we will revitalize this core business so that it will operate on par with our businesses in plasma displays and DVDs, and improve profitability. To do this, we will first return to “Move the Heart, Touch the Soul,” which has been Pioneer’s goal since the company was founded. The entire Pioneer Group will boost its audio-related activities — a starting point for proposing new ways to work with audio systems. Our products will include not only a lineup of premium home theater systems delivering superior sound and video to the living room, but also audio systems that upgrade PCs and TV sets into full-scale personal theaters, and products fully compatible with portable digital audio player connections.
By swiftly implementing these plans, our first goal would be to turn our consolidated operating income into the black in the upcoming fiscal year. Our next goal will be to bring our Home Entertainment Business back into the black within two fiscal years, and to insure stable profit. We are seeking for the rebirth of a new, improved Pioneer Corporation. To fulfill this goal, we at Pioneer will find inspiration in our origins, providing our customers with delightful products, and once again prove ourselves worthy of the trust and support that our customers and shareholders have invested in our proud company.
II.    Change in Management in Connection with the Business Restructuring Plan
In connection with the business restructuring explained above, the board of directors elected Mr. Shinji Yasuda as executive officer, in charge of the Home Entertainment Business Group, as of January 1, 2006. Mr. Yasuda, resigned his post as the Company’s corporate auditor as of November 30, 2005, and became the Company’s Counselor as of December 1, 2005.
III.    Revision of Business Forecasts, etc. in Connection with the Business Restructuring Plan
Assuming that the yen-U.S. dollar and the yen-euro exchange rates average ¥110 and ¥135, respectively, through the end of fiscal 2006, we revised our consolidated business forecasts for fiscal 2006, from those announced on October 21, 2005, as follows:
(In millions of yen)

	Revised	Previous
	projections	projections
	for fiscal 2006	for fiscal 2006	Changes	Results
	(A)	(B)	(A – B)	for fiscal 2005
Operating revenue	¥770,000	¥770,000	¥0	¥733,648
Operating income (loss)	(25,000)	(25,000)	0	2,592
Income (loss) before income taxes	(73,000)	(28,000)	(45,000)	(187)
Net income (loss)	¥(87,000)	¥(24,000)	¥(63,000)	¥(8,789)

Operating revenue and operating loss remain unchanged. Loss before income taxes and net loss, however, are revised downward, mainly as a result of (i) impairment losses of 32 billion yen recognized for the property, plant and equipment for plasma display production in connection with our decision to reduce such production capacity, (ii) costs of 11 billion yen related to employment adjustments, (iii) losses of 23 billion yen related to the decision to stop mass-producing active-matrix OLEDs, and (iv) valuation allowances of 18 billion yen made for deferred tax assets of the parent company. These revisions have been made in connection with the business restructuring plans explained above.
In connection with the business restructuring plans and the revision of forecast for fiscal 2006, both explained above, the Company has also amended certain amounts in its consolidated second-quarter and semiannual business results for the period that ended September 30, 2005, which were announced on October 31, 2005, as outlined as follows.
(In millions of yen)

		Previously
	Amended	announced results
	results for first	for first half of		Results
	half of fiscal 2006	fiscal 2006	Changes	for first half
	(A)	(B)	(A – B)	of fiscal 2005
Operating revenue	¥349,898	¥349,898	¥0	¥345,047
Operating income (loss)	(16,388)	(16,388)	0	13,398
Income (loss) before income taxes	(43,869)	(11,954)	(31,915)	12,438
Net income (loss)	¥(58,044)	¥(12,261)	¥(45,783)	¥4,809

The amendments were due to impairment losses recognized for the property, plant and equipment for plasma display production, losses related to the decision to withdraw from active-matrix OLED business, and additional valuation allowances made for deferred tax assets. These amendments have been made in connection with the business restructuring plans explained above.
     For more details of these amendments, please see another news release of today with the headline, “Pioneer Announces Partial Amendments to Second-Quarter and Semiannual Results for Fiscal 2006.”
Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; (ix) the success of our planned business restructuring; and (x) the outcome of contingencies.

#          #          #          #          #          #

For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/

For Immediate Release
December 8, 2005
Pioneer Announces Application
for Delisting from Three Stock Exchanges
TOKYO — Pioneer Corporation today announced that, at the meeting of its board of directors held on December 8, 2005, it resolved to apply to delist the Company’s American Depositary Shares from the New York Stock Exchange, the Company’s Curaçao Depositary Shares from the Euronext Amsterdam, and the Company’s Common Stock from the Osaka Securities Exchange. The details are as follows.
Description
1.	Reason for delisting:

As part of its business restructuring plans announced today, the Company has decided to maintain the listing of its Common Stock solely on the Tokyo Stock Exchange and withdraw that on other stock exchanges, with the aim of reducing fixed costs.

2.	Planned schedule:

Applications for the delisting will be made immediately to each such stock exchange. The necessary procedures, such as notification to the authorities and/or termination of depositary receipt programs, will be followed, with a plan to complete all delisting procedures by around January 2006.

3.	Stock exchanges on which the Company’s shares will continue to be listed:

Tokyo Stock Exchange
#          #          #          #          #          #

For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/

For Immediate Release
December 8, 2005
Pioneer Announces Partial Amendments to
Second-Quarter and Semiannual Results for Fiscal 2006
TOKYO — Pioneer Corporation today announced as follows, partial amendments to its consolidated second-quarter and semiannual business results, and non-consolidated semiannual business results, for the periods ended September 30, 2005, which were announced on October 31, 2005.
Reason for Amendments
The Company, after consulting its Auditors, has amended certain amounts in its consolidated and non-consolidated financial statements, in connection with the business restructuring plans announced on December 8, 2005. The amendments were due to impairment losses recognized for the property, plant and equipment for plasma display production, losses related to the decision to withdraw from active-matrix organic light-emitting diode (OLED) business, and additional valuation allowances made for deferred tax assets.
     Impairment losses of ¥31.9 billion in “Other-net,” were recognized after reviewing the future business plans and cash flows of the plasma display production facilities. The Company recognized equity in losses of affiliated companies for the amount of ¥22.4 billion for the active-matrix OLED business, as Tohoku Pioneer Corporation has recently decided to end its joint venture ELDis, Inc. and the guarantee for ELDis Inc.’s loans has been recognized as liabilities. The Company also recognized ¥10.4 billion — ¥9.4 billion for the parent company and ¥1.0 billion for subsidiaries in Japan — in additional valuation allowances for deferred tax assets, after reviewing the business forecast.

Points of Amendments	Pioneer Corporation and Subsidiaries
I.	CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND THE SIX MONTHS ENDED SEPTEMBER 30, 2005
(1)  CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of yen)

	Three months ended September 30
				% to
	2005		2004	prior year
Operating revenue:
Net sales	¥181,553		¥177,696	102.2%
Royalty revenue	4,162		3,864	107.7

Total operating revenue	185,715		181,560	102.3

Operating costs and expenses:
Cost of sales	148,180		133,601	110.9
Selling, general and administrative expenses	45,054		39,573	113.9

Total operating costs and expenses	193,234		173,174	111.6

Operating income (loss)	(7,519)		8,386	—
Other income (expenses):
Interest income	625		432	144.7
Foreign exchange loss	(323)		(228)	141.7
Interest expense	(325)		(315)	103.2
Other—net	(29,718)	*	(76)	—

Total other income (expenses)	(29,741)	*	(187)	—

Income (loss) before income taxes	(37,260)	*	8,199	—
Income taxes	(5,263)	*	3,937	—	*
Minority interest in losses (earnings) of subsidiaries	3,601	*	(270)	—
Equity in losses of affiliated companies	(24,305)	*	(680)	3,574.3	*

Net income (loss)	¥(52,701)	*	¥3,312	—%

(In millions of yen)

	Six months ended September 30
				% to
	2005		2004	prior year
Operating revenue:
Net sales	¥344,613		¥338,308	101.9%
Royalty revenue	5,285		6,739	78.4

Total operating revenue	349,898		345,047	101.4

Operating costs and expenses:
Cost of sales	278,393		250,878	111.0
Selling, general and administrative expenses	87,893		80,771	108.8

Total operating costs and expenses	366,286		331,649	110.4

Operating income (loss)	(16,388)		13,398	—
Other income (expenses):
Interest income	1,252		790	158.5
Foreign exchange loss	(1,065)		(1,161)	91.7
Interest expense	(720)		(689)	104.5
Other—net	(26,948)	*	100	—	*

Total other income (expenses)	(27,481)	*	(960)	2,862.6	*

Income (loss) before income taxes	(43,869)	*	12,438	—
Income taxes	(6,815)	*	5,544	—
Minority interest in losses (earnings) of subsidiaries	4,168	*	(560)	—
Equity in losses of affiliated companies	(25,158)	*	(1,525)	1,649.7	*

Net income (loss)	¥(58,044)	*	¥4,809	—%

*	Amended figures.

Pioneer Corporation and Subsidiaries
(2) CONSOLIDATED BALANCE SHEETS
(In millions of yen)

	September 30					March 31
				Increase/			Increase/
	2005		2004	(Decrease)		2005	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥107,198		¥123,936	¥(16,738)		¥116,681	¥(9,483)
Trade receivables, less allowance	126,981		119,863	7,118		132,176	(5,195)
Inventories	126,594		135,504	(8,910)		109,015	17,579
Others	73,878	*	74,711	(833)	*	69,024	4,854	*

Total current assets	434,651	*	454,014	(19,363)	*	426,896	7,755	*

Investments and long-term receivables	25,268		29,553	(4,285)		28,828	(3,560)
Property, plant and equipment, less depreciation	171,893	*	208,964	(37,071)	*	210,145	(38,252)	*
Intangible assets	22,723	*	25,590	(2,867)	*	24,052	(1,329)	*
Other assets	44,518	*	39,015	5,503	*	35,246	9,272	*

Total assets	¥699,053	*	¥757,136	¥(58,083)	*	¥725,167	¥(26,114)	*

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥55,560		¥40,615	¥14,945		¥52,428	¥3,132
Trade payables	104,831		103,031	1,800		96,335	8,496
Others	122,463	*	104,554	17,909	*	102,407	20,056	*

Total current liabilities	282,854	*	248,200	34,654	*	251,170	31,684	*

Long-term debt	79,512		87,397	(7,885)		81,219	(1,707)
Other long-term liabilities	41,225	*	58,909	(17,684)	*	42,371	(1,146)	*
Minority interests	14,202	*	18,281	(4,079)	*	18,168	(3,966)	*
Shareholders’ equity:
Common stock	49,049		49,049	—		49,049	—
Capital surplus	82,834		82,612	222		82,735	99
Retained earnings	201,204	*	276,334	(75,130)	*	260,556	(59,352)	*
Accumulated other comprehensive income (loss)	(39,390)		(53,185)	13,795		(47,669)	8,279
Treasury stock	(12,437)		(10,461)	(1,976)		(12,432)	(5)

Total shareholders’ equity	281,260	*	344,349	(63,089)	*	332,239	(50,979)	*

Total liabilities and shareholders’ equity	¥699,053	*	¥757,136	¥(58,083)	*	¥725,167	¥(26,114)	*

Breakdown of accumulated other comprehensive income (loss):
Minimum pension liability adjustments	¥(11,391)		¥(21,714)	¥10,323		¥(11,186)	¥(205)
Net unrealized holding gain on securities	7,475		7,516	(41)		8,250	(775)
Cumulative foreign currency translation adjustments	(35,474)		(38,987)	3,513		(44,733)	9,259

Total accumulated other comprehensive income (loss)	¥(39,390)		¥(53,185)	¥13,795		¥(47,669)	¥8,279

*	Amended figures.

Pioneer Corporation and Subsidiaries
(3) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In millions of yen)

				Accumulated
				Other		Total
	Common	Capital	Retained	Comprehensive	Treasury	Shareholders'
	Stock	Surplus	Earnings	Income (Loss)	Stock	Equity
Balance at March 31, 2004	¥49,049	¥82,464	¥273,718	¥(61,829)	¥(10,464)	¥332,938
Net loss			(8,789)			(8,789)
Other comprehensive income				14,160		14,160
Value ascribed to stock options		270				270
Cash dividends (¥25 per share)			(4,373)			(4,373)
Purchase and sales of treasury stock, net		1			(1,968)	(1,967)

Balance at March 31, 2005	¥49,049	¥82,735	¥260,556	¥(47,669)	¥(12,432)	¥332,239
Net loss			(58,044) *			(58,044) *
Other comprehensive income				8,279		8,279
Value ascribed to stock options		99				99
Cash dividends (¥7.5 per share)			(1,308)			(1,308)
Purchase and sales of treasury stock, net					(5)	(5)

Balance at September 30, 2005	¥49,049	¥82,834	¥201,204 *	¥(39,390)	¥(12,437)	¥281,260 *

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of yen)

	Three months		Six months
	ended September 30		ended September 30
	2005	2004	2005	2004
I. Operating activities:
Net income (loss)	¥(52,701) *	¥3,312	¥(58,044) *	¥4,809
Depreciation and amortization	11,575	10,778	24,122	21,287
(Increase) decrease in trade receivables	(15,718)	(8,194)	7,160	415
(Increase) decrease in inventories	1,396	(6)	(14,635)	(18,814)
Increase (decrease) in trade payables	5,607	(76)	8,016	7,168
Increase (decrease) in other accrued liabilities	10,822	1,545	2,737	(11,185)
Other	41,299 *	(5,714)	31,864 *	(7,711)

Net cash provided by (used in) operating activities	2,280	1,645	1,220	(4,031)

II. Investing activities:
Payment for purchase of fixed assets	(10,355)	(12,646)	(19,282)	(26,284)
Payment for purchase of subsidiary	—	(36,615)	—	(36,615)
Other	3,354	(17)	7,357	338

Net cash used in investing activities	(7,001)	(49,278)	(11,925)	(62,561)

III. Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	(3,183)	1,035	2,866	(3,034)
Dividends paid	—	—	(2,180)	(2,193)
Other	(1,034)	(220)	(2,073)	(323)

Net cash provided by (used in) financing activities	(4,217)	815	(1,387)	(5,550)

Effect of exchange rate changes on cash and cash equivalents	1,366	1,792	2,609	3,659

Net decrease in cash and cash equivalents	(7,572)	(45,026)	(9,483)	(68,483)
Cash and cash equivalents, beginning of period	114,770	168,962	116,681	192,419

Cash and cash equivalents, end of period	¥107,198	¥123,936	¥107,198	¥123,936

Free cash flow (I + II)	¥(4,721)	¥(47,633)	¥(10,705)	¥(66,592)

*	Amended figures.

Pioneer Corporation—Parent Company Only
II.	NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005
(1)  SALES BY SEGMENT
(In millions of yen)

	Six months ended September 30
	2005		2004		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥31,923	13.0%	¥32,120	13.7%	99.4%
Export	84,303	34.3	77,616	33.2	108.6

Home Electronics	116,226	47.3	109,737	46.9	105.9

Domestic	55,997	22.8	61,362	26.3	91.2
Export	73,053	29.7	62,086	26.5	117.7

Car Electronics	129,051	52.5	124,173	52.8	103.9

Domestic	494	0.2	788	0.3	62.8
Export	47	0.0	64	0.0	72.9

Others	541	0.2	852	0.3	63.5

Domestic	88,416	36.0	94,995	40.3	93.1
Export	157,403	64.0	139,767	59.7	112.6

Total	¥245,819	100.0%	¥234,039	100.0%	104.7%

Note:	Effective from this fiscal 2006, the Company changed business segment classification for certain businesses. Results related to plasma displays for business use and DJ equipment have been moved from “Others” to “Home Electronics.” Previously reported amounts have been reclassified accordingly.
(2) CONDENSED STATEMENTS OF OPERATIONS
(In millions of yen)

	Six months ended September 30
	2005		2004
		% to		% to
	Amount	net sales	Amount	net sales
Net sales	¥245,819	100.0%	¥234,039	100.0%
Cost of sales	213,720	86.9	191,874	82.0
Selling, general and administrative expenses	41,592	17.0	41,981	17.9

Operating income (loss)	(9,493)	(3.9)	183	0.1
Non-operating income—net	54	0.1	2,098	0.9

Ordinary income (loss)	(9,439)	(3.8)	2,282	1.0
Other income (expenses)—net	357	0.1	(0)	(0.0)

Income (loss) before income taxes	(9,081)	(3.7)	2,281	1.0
Income taxes	5,679 *	2.3 *	141	0.1

Net income (loss)	¥(14,761) *	(6.0) %*	¥2,140	0.9%

*	Amended figures.

Pioneer Corporation—Parent Company Only
(3)  CONDENSED BALANCE SHEETS
(In millions of yen)

	September 30			March 31
	2005		2004	2005
ASSETS
Current assets:
Cash	¥46,162		¥33,829	¥40,502
Notes and accounts receivable—trade	46,605		38,018	51,833
Marketable securities	—		18,683	11,685
Inventories	29,044		34,733	28,018
Other current assets	31,020		64,070	41,683

Total current assets	152,832		189,336	173,724

Fixed assets:
Tangible	52,674		48,282	53,301
Intangible	28,523		21,335	29,826
Investments and others	199,361	*	204,768	201,893

Total fixed assets	280,559	*	274,386	285,021

Total assets	¥433,392	*	¥463,722	¥458,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes and accounts payable—trade	¥53,827		¥50,129	¥52,738
Accrued expenses	37,471		34,730	40,152
Other current liabilities	15,350		26,766	23,611

Total current liabilities	106,649		111,627	116,502
Long-term liabilities	73,279		76,100	73,237

Total liabilities	179,929		187,727	189,740

Shareholders’ equity	253,463	*	275,995	269,005

Total liabilities and shareholders’ equity	¥433,392	*	¥463,722	¥458,745

*	Amended figures.
#          #          #          #          #          #

For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
IR Website: http://www.pioneer.co.jp/ir-e/